July 14, 2009

BY EDGAR

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	L-1 Identity Solutions, Inc. Registration Statement on Form S-3 (File No. 333-159411)

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-3 (File No. 333-159411) (the “Registration Statement”) of L-1 Identity Solutions, Inc. (the “Company”), relating to the registration of shares of the Company’s common stock, par value $0.001 per share. Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 9:00 a.m. (Eastern time) on Thursday, July 16, 2009 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

1.         Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.         The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.         The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms to you that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

177 Broad Street, 12 Floor Stamford, CT 06901 203-504-1100

Please call Marita A. Makinen at 212-310-8239 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

/s/  Mark S. Molina

Mark S. Molina

cc:	Marita A. Makinen, Esq.
Weil, Gotshal & Manges LLP

177 Broad Street, 12 Floor Stamford, CT 06901 203-504-1100